November 8, 2005

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

42538\0001\01

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

Ladies and Gentlemen:

SEC FILE NO. 82-34905

Re: Universal Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Universal Holdings Limited (the "Company"), SEC File No. 82-34905, the enclosed copy of document is submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the First Tranche Convertible Note, dated November 1, 2005, published (in English language) in China Daily and published (in Chinese language) in Hong Kong Economic Times, both on November 1, 2005.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Universal Holdings Limited

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 31 May 2005. The Company would like to inform the Shareholders that no part of the First Tranche Convertible Note was converted during the period from 1 October 2005 to 31 October 2005.

Reference is made to the announcement of the Company dated 31 May 2005 in respect of, among other things, completion of the UHL SP Agreement. Capitalised terms used in this announcement have the same meanings as those defined in the circular of the Company dated 13 May 2005 unless otherwise stated.

The Company would like to inform the Shareholders that no part of the First Tranche Convertible Note was converted during the period from 1 October 2005 to 31 October 2005 and that during such period the Company has not issued any new Shares. As at 31 October 2005, the principal amount of the First Tranche Convertible Note remained HK$103,984,694. As at 1 October 2005, the number of issued Shares was 9,916,474,028 which was the same number of Shares in issue as at 31 October 2005.

As at the date of this announcement, the board of directors of the Company comprised Mr. Ko Chun Shun, Johnson (Chairman and executive Director), Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Dong Ping (executive Director) Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Jason Chan
Company Secretary

Hong Kong, 1 November 2005

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

公佈

謹此提述本公司於二零零五年五月三十一日刊發之公佈。本公司謹知會股東並無第一批可換股票據於二零零五年十月一日至二零零五年十月三十一日期間內獲兑換。

謹此提述本公司於二零零五年五月三十一日就有關(其中包括)完成友利買賣協議而刊發之公佈。除另有指明外，本公佈所用詞彙與本公司於二零零五年五月十三日刊發之通函所界定者具相同涵義。

本公司謹知會股東並無第一批可換股票據於二零零五年十月一日至二零零五年十月三十一日期間內獲兑換，而於該段期間，本公司並無發行任何新股份。於二零零五年十月三十一日，第一批可換股票據之本金額仍為103,984,694港元。於二零零五年十月一日，已發行股份數目為9,916,474,028股，此與於二零零五年十月三十一日之已發行股份數目相同。

於本公佈日期，本公司董事會包括高振順先生(主席兼執行董事)、沈嘉奕先生(署理行政總裁兼執行董事)、董平先生(執行董事)、蔡東豪先生及張釗榮先生(各為非執行董事)、袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士(各為獨立非執行董事)。

承董事會命
友利控股有限公司
公司秘書
陳錦坤

香港，二零零五年十一月一日